Term sheet No. 20J
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement J dated February 2, 2007

Registration Statement No. 333-137902
Dated February 2, 2007; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch

$

Buffered Underlying Securities (BUyS) Linked to the Nikkei-225 Stock Average℠ due March 3, 2010

General

- Buffered Underlying Securities (BUyS) Linked to the Nikkei-225 Stock Average℠ due March 3, 2010 (the "**notes**") are designed for investors who seek a return of 1.30 times the appreciation, if any, of the Nikkei-225 Stock Average℠ (the "**Index**") at maturity. Investors should be willing to forgo interest and dividend payments during the term of the notes and to lose up to 80% of their principal if the Index declines.
- Senior unsecured obligations of Deutsche Bank AG due on or about March 3*, 2010.
- Denominations of $1,000.
- Minimum initial investments of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about February 26*, 2007 and are expected to settle on or about February 28*, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Index:	The Nikkei-225 Stock Average℠.
Buffer Level:	20%
Participation Rate:	130%
Payment at Maturity:	• If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 note principal amount that provides you with a return on your investment equal to the Index Return *multiplied by* the Participation Rate. Accordingly, your payment at maturity per $1,000 note principal amount will be calculated as follows: $1,000 + ($1,000 x Index Return x Participation Rate) • If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 note principal amount. • If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Buffer Level. Accordingly, in this case, if the Index Return is less than -20%, your payment at maturity per $1,000 note principal amount will be calculated as follows: $1,000 + [$1,000 × (Index Return + Buffer Level)] *If the Final Level declines from the Initial Level by more than the Buffer Level of 20%, you could lose up to $800 per $1,000 note principal amount.*
Index Return:	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level:	The Index closing level on the Trade Date.
Final Level:	The Index closing level on the Final Valuation Date.
Trade Date:	February 26*, 2007
Final Valuation Date:	February 26*, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	March 3*, 2010, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 AP 8
ISIN:	US2515A0AP84

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$	$0.00	$
Total	$	$0.00	$

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement J dated February 2, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement J dated February 2, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507019549/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 note principal amount for a hypothetical range of performance for the Index from -100% to +100% and assumes a Participation Rate of 130% and an Initial Level of 17519.50 (the actual Initial Level will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return (%)	Payment at Maturity ($)	Return on Note (%)
35039.00	100.00%	$2,300.00	130.00%
33287.05	90.00%	$2,170.00	117.00%
31535.10	80.00%	$2,040.00	104.00%
29783.15	70.00%	$1,910.00	91.00%
28031.20	60.00%	$1,780.00	78.00%
26279.25	50.00%	$1,650.00	65.00%
24527.30	40.00%	$1,520.00	52.00%
22775.35	30.00%	$1,390.00	39.00%
21023.40	20.00%	$1,260.00	26.00%
19271.45	10.00%	$1,130.00	13.00%
17519.50	0.00%	$1,000.00	0.00%
15767.55	-10.00%	$1,000.00	0.00%
14015.60	-20.00%	$1,000.00	0.00%
12263.65	-30.00%	$900.00	-10.00%
10511.70	-40.00%	$800.00	-20.00%
8759.75	-50.00%	$700.00	-30.00%
7007.80	-60.00%	$600.00	-40.00%
5255.85	-70.00%	$500.00	-50.00%
3503.90	-80.00%	$400.00	-60.00%
1751.95	-90.00%	$300.00	-70.00%
0.00	-100.00%	$200.00	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The Index increases from the Initial Level of 17519.50 to the Final Level of 19271.45.** Because the Final Level of 19271.45 is greater than the Initial Level of 17519.50, the investor receives a payment at maturity of $1,130.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + ($1,000.00 x 10% x 1.30) = $1,130.00

Example 2: **The Index declines from the Initial Level of 17519.50 to the Final Level of 14015.60.** Because the decline in the Index from the Initial Level of 17519.50 to the Final Level of 14015.60 does not exceed the Buffer Level of 20%, the investor receives a payment at maturity of $1,000.00 per $1,000 note principal amount.

Payment at maturity per $1,000 note principal amount = $1,000.00

Example 3: The Index declines from the Initial Level of 17519.50 to the Final Level of 12263.65. Because the decline in the Index from the Initial Level of 17519.50 to the Final Level of 12263.65 exceeds the Buffer Level of 20%, the Index Return is negative, and the investor will receive a payment at maturity of $900.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + [$1,000 x (-30% + 20%)] = $900.00

Example 4: The Index declines from the Initial Level of 17519.50 to the Final Level of 0. Because the decline in the Index from the Initial Level of 17519.50 to the Final Level of 0 exceeds the Buffer Level of 20%, the Index Return is negative, and the investor will receive a payment at maturity of $200.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + [$1,000 x (-100% + 20%)] = $200.00

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by a Participation Rate of 130%. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of your notes is protected against a decline in the Final Level, as compared to the Index Starting Level, of up to 20%. If the Final Level declines by more than the Buffer Level of 20%, for every 1% decline beyond 20% you will lose an amount equal to 1% of the principal amount of your notes. For example, an Index Return of -30% will result in a 10% loss of principal.

- **RETURN LINKED TO THE PERFORMANCE OF THE NIKKEI-225 STOCK AVERAGE^{SM}** — The return on the notes, which may be positive or negative, is linked to the Nikkei-225 Stock Average^{SM}, which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. The Nikkei-225 Stock Average^{SM} is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The components which constitute the Nikkei-225 Stock Average^{SM} are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan's industrial structure. The Nikkei-225 Stock Average^{SM} is an intellectual property of Nikkei Inc. (known as Nihon Keizai Shimbun, Inc. prior to January 1, 2007). "Nikkei," "Nikkei Stock Average," and "Nikkei 225" are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei-225 Stock Average^{SM}. See "The Nikkei-225 Stock Average^{SM}" in this term sheet.

- **TAXED AS PREPAID FINANCIAL CONTRACTS** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the assumptions and limitations described therein, although the tax consequences of an investment in the notes are uncertain, we believe that the notes should be treated as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative characterization or treatment for the notes, the timing and/or character of income on the notes might differ materially. We do not plan to request a ruling from the IRS regarding the tax characterization and treatment of the notes, and no assurance can be given that the IRS or the courts will agree with the tax characterization or treatment described in this term sheet and the accompanying product supplement. **You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any of the component stocks underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Final Level, as compared to the Initial Level, beyond the 20% Buffer Level. **Accordingly, you could lose up to $800 for each $1,000 note principal amount that you invest.**

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

- **THE INDEX RETURN WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE INDEX** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Japanese yen, which is the currency in which the component stocks underlying the Index are denominated. Therefore, if the Japanese yen appreciates or depreciates relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH**

INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the Notes are linked.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Index;

  - the time to maturity of the notes;

  - the market price and dividend rate on the component stocks underlying the Index;

  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the composition of the Index and any changes to the component stocks underlying it;

  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Japanese yen;

  - supply and demand for the notes; and

  - our credit worthiness, including actual or anticipated downgrades in our credit ratings.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN A NOTE ARE UNCLEAR —** There is no direct legal authority regarding the proper U.S. tax treatment of a note, and we do not plan to request a ruling from the IRS regarding the tax treatment of a note. Consequently, significant aspects of the tax treatment of a note are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization or treatment described herein. If the IRS were successful in asserting an alternative characterization or treatment for a note, the timing and character of income on a note might differ from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note (including alternative characterizations and treatments of a note) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

The Nikkei-225 Stock Average[SM]

We have derived all information regarding the Nikkei-225 Stock Average[SM] contained in this term sheet, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. (known as Nihon Keizai Shimbun, Inc. prior to January 1, 2007). Nikkei Inc. has no obligation to continue to publish, and may discontinue publication of, the Nikkei-225 Stock Average[SM].

The Nikkei-225 Stock Average[SM] is a stock index calculated, published and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei-225 Stock Average[SM] currently is based on 225 underlying stocks (the "**Nikkei Underlying Stocks**") trading on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the Nikkei-225 Stock Average[SM]) be included in the Nikkei-225 Stock Average[SM].

The 225 companies included in the Nikkei-225 Stock Average[SM] are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology — Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

- Financials — Banks, Miscellaneous Finance, Securities, Insurance;

- Consumer Goods — Marine Products, Food, Retail, Services;

- Materials — Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

- Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

- Transportation and Utilities — Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The Nikkei-225 Stock Average[SM] is a modified, price-weighted index (*i.e.*, an Nikkei Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for such Nikkei Underlying Stock (a "**Weight Factor**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 23.154 as of October 1, 2003 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei-225 Stock Average[SM] are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the Nikkei-225 Stock Average[SM] is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei-225 Stock Average[SM] in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei-225 Stock Average^{SM} is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei-225 Stock Average^{SM}. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (*i.e.*, the level of the Nikkei-225 Stock Average^{SM} immediately after such change) will be equal to the level of the Nikkei-225 Stock Average^{SM} immediately prior to the change.

A Nikkei Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by Nikkei. Upon deletion of a stock from the Nikkei Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Nikkei Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Nikkei Underlying Stocks constituting the Nikkei-225 Stock Average^{SM} is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei-225 Stock Average^{SM}. Nikkei Inc. first calculated and published the Nikkei-225 Stock Average^{SM} in 1970.

License Agreement with Nikkei Inc.

We have entered into an agreement with Nikkei Inc. providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Nikkei-225 Stock Average^{SM}, which is owned and published by Nikkei Inc., in connection with certain securities, including the notes.

Our license agreement with Nikkei Inc. provides that Nikkei Inc. will assume no obligation or responsibility for use of the Nikkei-225 Stock Average^{SM} by us or our affiliates and that all use and implementation relating to the license agreement shall be conducted exclusively at the risk of Deutsche Bank AG.

"NIKKEI-225 STOCK AVERAGE^{SM}" IS AN INTELLECTUAL PROPERTY OF NIKKEI INC. PRIOR TO JANUARY 1, 2007, NIKKEI INC. WAS KNOWN AS NIHON KEIZAI SHIMBUN, INC. "NIKKEI", "NIKKEI STOCK AVERAGE", AND "NIKKEI 225" ARE THE SERVICE MARKS OF NIKKEI INC. AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG. NIKKEI INC. RESERVES ALL RIGHTS, INCLUDING COPYRIGHT, TO THE NIKKEI-225 STOCK AVERAGE^{SM}. NIKKEI DIGITAL MEDIA, INC., A WHOLLY OWNED SUBSIDIARY OF NIKKEI INC., CALCULATES AND DISSEMINATES THE NIKKEI-225 STOCK AVERAGE^{SM} UNDER EXCLUSIVE AGREEMENT WITH NIKKEI INC. NIKKEI INC. AND NIKKEI DIGITAL MEDIA, INC. ARE COLLECTIVELY REFERRED TO AS THE "INDEX SPONSOR."

THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE INDEX SPONSOR. THE INDEX SPONSOR DOES NOT MAKE ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESS OR IMPLIED, EITHER AS TO THE RESULTS TO BE OBTAINED AS TO THE USE OF THE NIKKEI-225 STOCK AVERAGE^{SM} OR THE FIGURE AS WHICH THE NIKKEI-225 STOCK AVERAGE^{SM} STANDS AT ANY PARTICULAR DAY OR OTHERWISE. NIKKEI-225 STOCK AVERAGE^{SM} IS COMPILED AND CALCULATED SOLELY BY THE INDEX SPONSOR. HOWEVER, THE INDEX SPONSOR SHALL NOT BE LIABLE TO ANY PERSON FOR ANY ERROR IN THE NIKKEI-225 STOCK AVERAGE^{SM}, AND THE INDEX SPONSOR SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON, INCLUDING A PURCHASER OR SELLER OF THE NOTES, OF ANY ERROR THEREIN.

IN ADDITION, THE INDEX SPONSOR GIVES NO ASSURANCE REGARDING ANY MODIFICATION OR CHANGE IN ANY METHODOLOGY USED IN CALCULATING THE INDEX AND IS UNDER NO OBLIGATION TO CONTINUE THE CALCULATION, PUBLICATION AND DISSEMINATION OF THE NIKKEI-225 STOCK AVERAGE^{SM}.

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei-225 Stock Average^{SM} on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei-225 Stock Average^{SM} may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei-225 Stock Average^{SM}, and these limitations, in turn, may adversely affect the value of the notes.

Discontinuation of the Nikkei-225 Stock Average^{SM}; Alteration of Method of Calculation

If Nikkei Inc. discontinues publication of the Nikkei-225 Stock Average^{SM}, and Nikkei Inc. or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Nikkei-225 Stock Average^{SM} (such index being referred to herein as a "**Nikkei successor index**"), then any Nikkei-225 Stock Average^{SM} closing level will be determined by reference to the level of such Nikkei successor index at the close of trading on the TSE (2nd session) or the relevant exchange or market for the successor index on the Final Valuation Date.

Upon any selection by the calculation agent of a Nikkei successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If Nikkei Inc. discontinues publication of the Nikkei-225 Stock Average^{SM} prior to, and such discontinuance is continuing on, the Final Valuation Date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a Nikkei successor index and publication of such Nikkei successor index is discontinued prior to and such discontinuation is continuing on the Final Valuation Date, then the calculation agent will determine the Index closing level for the Nikkei-225 Stock Average^{SM} for such date. The Index closing level for the Nikkei-225 Stock Average^{SM} will be computed by the calculation agent in accordance with the formula for and method of calculating the Nikkei-225 Stock Average^{SM} or Nikkei successor index, as applicable, last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Nikkei-225 Stock Average^{SM} or Nikkei successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the Nikkei-225 Stock Average^{SM} or Nikkei successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the Nikkei-225 Stock Average^{SM} or a Nikkei successor index, or the level thereof, is changed in a material respect, or if the Nikkei-225 Stock Average^{SM} or a Nikkei successor index is in any other way modified so that the Nikkei-225 Stock Average^{SM} or such Nikkei successor index does not, in the opinion of the calculation agent, fairly represent the level of the Nikkei-225 Stock Average^{SM} or such Nikkei successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on the Final Valuation Date make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Nikkei-225 Stock Average^{SM} or such Nikkei successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Nikkei-225 Stock Average^{SM} closing level with reference to the Nikkei-225 Stock Average^{SM} or such Nikkei successor index, as adjusted. Accordingly, if the method of calculating the Nikkei-225 Stock Average^{SM} or a Nikkei successor index is modified so that the level of the Nikkei-225 Stock Average^{SM} or such Nikkei successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the index), then the calculation agent will adjust its calculation of the Nikkei-225 Stock Average^{SM} or such Nikkei successor index in order to arrive at a level of the Nikkei-225 Stock Average^{SM} or such Nikkei successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Market Disruption Events

Certain events may prevent the calculation agent from calculating the Index closing level on the Final Valuation Date and, consequently, the Index Return. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Index, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Index shall be based on a comparison of:

- the portion of the level of the disrupted Index attributable to that security, relative to

- the overall level of the disrupted Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Index by the primary securities market trading in such contracts by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts; or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to the Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary exchange or market of trading for any security (or any combination thereof) then included in the Index or any successor index.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 4, 2002 through February 1, 2007. The Index closing level on February 1, 2007 was 17519.50. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.**



Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. See "Underwriting" in the accompanying product supplement.

We expect to deliver the notes against payment therefor on or about the second business day following the Trade Date. Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date will be required, by virtue of the fact that we expect the notes initially to settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement.